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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 000-17932


(Check One):

[X]  Form 10-K and Form 10-KSB        [ ]  Form 20-F      [ ]  Form 11-K

[ ]  Form 10-Q and Form 10-QSB        [ ]  Form N-SAR



For Period Ended August 31, 2001
                 ---------------

[ ]  Transition Report on Form 10-K and 10-KSB

[ ]  Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K

[ ]  Transition Report on Form 10-Q and Form 10-QSB

[ ]  Transition Report on Form N-SAR

For the Transition Period Ended
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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Part III of Form 10-K


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PART I -- REGISTRANT INFORMATION

        Full name of the Registrant: Interland, Inc.
        Former name if applicable:  Micron Electronics, Inc.
        Address of principal executive office: 303 Peachtree Center Avenue,
                                               Suite 500
                                               Atlanta, Georgia  30303

PART II -- RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

  [X]     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X]     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ]     (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

        The Registrant is unable to file its Form 10-K/A to include the information required by Part III of Form 10-K within the prescribed time period due to changes in Registrant's personnel and its business during fiscal 2001. Information related to employees associated with discontinued operations cannot be obtained within the prescribed time period without unreasonable effort and expense.



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        PART IV -- OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

             David A. Buckel               (404)                720-8301
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                 (Name)                  (Area Code)        (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X]  Yes     [ ]  No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [ ]   Yes    [X]  No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 Interland, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 28, 2001                 By: /s/ DAVID A. BUCKEL
                                            ------------------------------------
                                            David A. Buckel
                                            Senior Vice President and Chief
                                            Financial Officer



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